UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

JinkoSolar Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-34615	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices) (Zip Code)

Haiyun (Charlie) Cao, Chief Financial Officer

Sebastian Liu, Investor Relations

Tel: (86-793) 846-9699

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

JinkoSolar Holding Co., Ltd. (“JinkoSolar”) is a global leader in the PV industry based in Jiangxi and Zhejiang Provinces in China. It has built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules and solar project development. JinkoSolar sells most of its solar modules under its own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. It also sells silicon wafers and solar cells not used in its solar module production. Leveraging its expertise in manufacturing high quality solar modules and its experience in the PV industry, JinkoSolar also develops PV projects in China and provides solar system integration services.

The disclosures set forth herein for the reporting period from January 1, 2014 to December 31, 2014 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

JinkoSolar has taken the following steps as part of its reasonable country of origin inquiry to determine whether any conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

•	Prepared a list of the materials used during the production of its products;

•	Determined whether any conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by JinkoSolar (“necessary conflict minerals”);

•	Identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

•	Requested that the Suppliers in Concern provide a statement on where they obtained their products and materials that contained conflict minerals and the origin for these products and materials; and

•	Analyzed whether the necessary conflict minerals used by JinkoSolar during the reporting period may have originated in the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

JinkoSolar determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured was tin. Tin-coated copper ribbon used in the production of solar modules uses tin. JinkoSolar has made inquiries with all its suppliers of tin-coated copper ribbon about the source of the tin used in their products and further requested that these suppliers provide confirmation of origin for the tin contained in their products. JinkoSolar does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on JinkoSolar’s reasonable country of origin inquiry, JinkoSolar has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link in JinkoSolar’s Corporate Website

This specialized disclosure report on Form SD can be accessed on JinkoSolar’s investor relations website at http://ir.jinkosolar.com/zhen/en/flow.php.

Item 1.02.	Exhibit

Not applicable.

Section 2.	Exhibits

Item 2.01.	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JinkoSolar Holding Co., Ltd.

By:	/s/ Haiyun (Charlie) Cao
Name: Title:	Haiyun (Charlie) Cao Chief Financial Officer

Date: January 14, 2015